UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Teekay Offshore Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

Edith Robinson

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

Telephone: (441) 298-2530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y8565J 10 1

1.	Names of Reporting Persons Teekay Corporation I.R.S. Identification Nos. of above persons (entities only) 98-0224774
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Republic of the Marshall Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

Explanatory Note:

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Teekay Corporation (formerly Teekay Shipping Corporation) on December 26, 2006, as amended on August 1, 2017 and as further amended on September 27, 2017, July 2, 2018 and May 3, 2019 (as previously amended, the “Prior Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended with effect from the date of the event giving rise to this Amendment, by adding the following:

On May 8, 2019, the Reporting Person, Teekay Finance Limited (“Teekay Finance”), Teekay Holdings Limited (“Teekay Holdings”) and Teekay Shipping Limited (together with the Reporting Person, Teekay Finance and Teekay Holdings, the “Teekay Entities”) and Brookfield TOLP and Brookfield TOGP (together, the “Brookfield Entities”) closed the transactions contemplated by the Securities and Loan Purchase Agreement (the “Purchase Agreement”), dated as of April 29, 2019 between the Teekay Entities and the Brookfield Entities, pursuant to which, the Brookfield Entities purchased from the Teekay Entities (i) 56,587,484 Common Units of the Issuer; (ii) 49.0% of the outstanding limited liability company interests of Teekay Offshore General Partner (the “GP Interests”); (iii) warrants to purchase an aggregate of 17,255,000 Common Units of the Issuer; and (iv) the Reporting Person’s interests in the credit agreement, dated March 31, 2018, among the Issuer, Brookfield TOLP, as administrative agent, and Brookfield TOLP and the Reporting Person, as lenders, for total consideration of $100.0 million in cash (the “Purchase Price”).

In connection with the closing, Brookfield TOGP and Teekay Holdings entered into an amendment to the limited liability company agreement of Teekay Offshore General Partner to (i) reflect the assignment of the GP Interests to Brookfield TOGP and (ii) provide that until the earlier of (x) the date that is 12 months from the date of the closing or (y) the date that the Licensing Agreement, dated September 25, 2017, between the Issuer and the Reporting Person is terminated, the Reporting Person shall have the right to elect one director to the board of Teekay Offshore General Partner.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Prior Schedule 13D in its entirety as set forth below:

(a) - (c) The disclosure contained in Item 4 of this Amendment is incorporated herein by reference. As a result of the transactions contemplated by the Purchase Agreement, the Reporting Person no longer has any beneficial ownership in the Common Units.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the interests in the Issuer.

(e) The Reporting Person ceased to be a beneficial owner of 5% or more of the Issuer’s outstanding Common Units on May 8, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment amends Item 6 of the Prior Schedule 13D to add the information included in Item 4 herein.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Prior Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
K	Amendment No. 2, dated as of May 8, 2019, to the Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (filed as Exhibit 1.1 to the Issuer’s Report on Form 6-K, filed with the SEC on May 10, 2019 and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2019

Teekay Corporation

/s/ Kenneth Hvid
Name: Kenneth Hvid Title: President & CEO